WHITFORD ASSET MANAGEMENT
LLC CODE OF ETHICS

PART B – CODE OF ETHICS

Adopted  as  of  April  14,  2015;  Amended  January  2017;  Amended  August  31,  2017; Amended
October 10, 2017; Restated December 15, 2017

I.	Introduction

Rule 204A-1 under the Investment Advisers Act of 1940 (“Advisers Act”) requires all investment advisors registered with the Securities and Exchange Commission (“SEC”) to adopt codes of ethics that set forth standards of conduct and require compliance with federal and any applicable state securities laws. Whitford Asset Management, LLC (“Whitford”) is an investment advisor registered with the SEC.

This Code of Ethics (the “Code”) applies to all of Whitford’s investment advisor representatives, partners, officers, directors, employees, and other persons providing investment advice on behalf of the advisor and subject to the advisor’s supervision and control as “Supervised Persons” under the Advisers Act Rules. The Code is intended to reflect the fiduciary principles that govern Whitford’s (the “Firm”) and its Supervised Persons’ conduct in those situations where Whitford acts as an investment advisor as defined under the Advisers Act and is providing investment advice to its clients.

The Firm’s CCO (“CCO”) has final authority to determine which Firm employees are considered Supervised Persons under this Code of Ethics.

This Code contains policies regarding several key areas:

•	Standards of Conduct and Compliance with Laws, Rules and Regulations;
•	Protection of Material Non-Public Information and Confidential Information;
•	Personal Securities Trading;
•	Gifts;
•	Communications with the Public;
•	Outside Business Activities;
•	Disclosures of Conflicts of Interest and Undue Influence;
•	Exceptions from Compliance;
•	Compliance Certification;
•	Failure to Comply and Reporting Violations;
•	Recordkeeping; and
•	Initial and Annual Certification of Receipt of and Compliance with the Firm’s Code of Ethics.

The Firm will provide clients with a copy of the Code upon request.

II.	Standard of Conduct and Compliance with Laws, Rules, and Regulations
Whitford expects all of its Supervised Persons to comply with all of the laws, rules and regulations applicable to its operations and business.

To ensure that the Firm maintains its reputation for integrity and high ethical standards, it is essential that the Firm and its Supervised Persons abide by all applicable securities laws and regulations and maintain high standards of personal and professional conduct. Every Supervised Person is expected to demonstrate high standards of moral and ethical conduct and comply with the provisions of this Code.

Supervised Persons are not expected to know the details of every law governing the Firm’s business. But they are expected to be familiar with and comply with the Firm’s policies and procedures applicable to their respective business unit and job responsibilities. When in doubt, Supervised Persons should seek advice from their supervisors, managers or the Firm’s CCO.

The Firm requires and expects all its Supervised Persons to conduct all business dealings ethically and to abide by the specific requirements detailed in this Code of Ethics as well as the Code’s spirit. If there is any doubt about what this Code requires or permits, Supervised Persons should ask the Firm’s CCO.

In adopting this Code of Ethics, the Firm recognizes that it and its Supervised Persons owe a fiduciary duty to the Firm’s clients and must at all times:

a.	Place the interests of Firm clients first;
b.	Avoid any actual or potential conflict of interest or any situation that has the appearance of a conflict of interest or impropriety;
c.	Abide by all applicable federal and state securities laws;
d.	Use reasonable, independent professional judgment when conducting investment analysis, making investment recommendations, or taking investment actions on behalf of clients;
e.	Keep information concerning the identity of security holdings and financial circumstances of Firm clients confidential;
f.	Never mislead a client or prospective client;
g.	Never engage in any act, transaction, practice, or course of business which would operate as a fraud or deceit;
h.	Conduct personal securities transactions in a manner consistent with this Code of Ethics and consistent with client interests; and
i.	Avoid any abuse of a position of trust and responsibility.

All Supervised Persons must be familiar with, and comply with this Code of Ethics as a term of their employment. If there is any doubt about the applicability of any law, rule or regulation, the Supervised Person should seek advice from his or her supervisor or the Firm’s CCO. All Supervised Persons should keep in mind that their behavior and activities reflect upon the Firm and all Supervised Persons are responsible for protecting the Firm’s reputation.

III.	Protection of Material Non-Public and Confidential Information

A.	Insider Trading
It is unlawful to trade in any security or other financial product on the basis of material non-public (i.e., “inside”) information or to disclose such information to others who may profit from it. Information is “non-public” if has not been disseminated broadly in the marketplace by, for example, being made generally available to the public in a press release, public filing with the SEC or some other government agency, in the Wall Street Journal or some other popular publication or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in making a decision to buy, hold or sell a security. As a rule of thumb, any information that would affect the value of a stock or other financial product should be considered material regardless of whether the information is directly related to the company’s business. Examples of information that is generally considered “material” include, but are not limited to:

•	Financial results or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations;
•	Important new products or services;
•	Pending or contemplated acquisitions or dispositions, including mergers, tender offers or joint venture proposals;
•	Possible management changes or changes of control;
•	Significant write-offs;
•	Initiation or settlement of significant litigation; and
•	Changes in a company’s auditors or a notification from a company’ auditors that the company may no longer rely on the auditor’s report.

All Supervised Persons who obtain material, non-public information about another company in the course of their employment are prohibited from both (1) trading in the stock or securities of that company while in possession of such information or (2) “tipping” others to trade on the basis of such information.

B.	Confidentiality

The Firm’s Supervised Persons may also receive confidential information concerning clients and potential clients in the course of their normal business. They are expected to keep strictly confidential any client-related information such as information concerning the client’s security holdings, financial circumstances, identity, advice furnished by the Firm to the client, and securities investments made by the Firm on behalf of the client.

As a general rule, confidential information pertaining to the Firm or the Firm’s clients should never be communicated to anyone outside of the Firm. Moreover,  client  information should be handled with discretion inside the Firm and should only be communicated to Firm employees who need to know that information. Examples of employees who may need to know about confidential information include members of the Firm’s compliance staff, Firm senior management, and investment advisor representatives of the clients to whom the confidential information relates. Confidential information must be protected at all times regardless of its form or format.  This means that Supervised Persons should not:

•	Access confidential information pertaining to the Firm or its clients unless the Supervised Person requires the information to perform his job duties and is authorized to access the information;

•
Communicate or transmit confidential information outside the Firm to personal e-mail accounts or store confidential information on unapproved storage devices (e.g., personal computers, hard drives or flashdrives); or

•	Discuss or display confidential information in public places or where the Supervised Person may be overheard by third parties.

A Supervised Person with a question about whether certain information is confidential, should seek advice from a supervisor or the Firm’s CCO.

This obligation to maintain the confidentiality of information continues in full force and effect after termination of the Supervised Person’s relationship with the Firm, regardless of the reason for such termination.

C.	Personal Securities Trading

1. Access Persons

Rule 204A-1 of the Advisers Act requires all “Access Persons” of an investment advisor registered with the SEC to report, and the investment advisor to review, their personal securities transactions and holdings periodically. The Advisers Act defines an “Access Person as a supervised person of an investment advisor who:

(1) has access to non-public information regarding any advisory client’s purchase or sale of securities, or non-public information regarding the portfolio holdings of any reportable fund (i.e., any fund advised by the Firm or whose investment advisor or principal underwriter controls the Firm, or is controlled or under common control with the Firm); or

(2) is involved in making securities recommendations to advisory clients in advisory accounts, or has access to such recommendations that are non-public.

All the Firm’s directors, officers, partners, members and investment advisor representatives are considered Access Persons. The CCO may designate additional Firm employees as Access Persons.

Firm employees who are “Access Persons” (referred to as “Covered Employees”) must notify the Firm’s CCO of any new or existing personal securities accounts at financial institutions other than the Firm and provide the Firm with statements from those accounts on a quarterly basis. This policy extends to accounts of which the Covered Employee is the beneficial owner or in which he or she has any financial interest or ability to exercise control. This policy also extends to any account belonging to immediate family members (including any relative by blood or marriage) living in the Covered Employee’s household or dependent on the Covered Employee for financial support.

Any stock, bond, security future, investment contract or other instrument is considered a security within the scope of the personal securities trading provisions of this Code of Ethics except the following:

•	Transactions and holdings in U.S. Treasuries or other direct obligations of the U.S. Government;
•	Bankers’ acceptances, bank certificates of deposit, commercial paper, and high-quality short-term debt obligations, including repurchase agreements;
•	Money market funds;
•	Mutual funds, unless the Firm or an affiliate acts as the investment advisor or principal underwriter for the fund; and
•	Unit investment trusts invested exclusively in one or more unaffiliated mutual funds.

The CCO will identify each Covered Employee and notify each such employee that the person is subject to this Code of Ethics, including any applicable reporting requirements.

All Covered Employees must avoid activities, interests, and relationships that might interfere with making decisions in the best interests of the Firm’s advisory clients. No Covered Employee shall favor his or her own interest over that of a Firm’s advisory client.

Covered Employees and their immediate family members shall not buy or sell securities for their personal portfolio(s) when the reason for the purchase or sale decision is derived in whole or in part from information obtained in the course of the Covered Employee’s employment with the Firm, unless that information is also available to the investment public on reasonable inquiry.

Supervised Persons must not take personal advantage of any opportunity properly Belonging to any advisory client or the Firm.  This includes, but is not limited to:

1.	Acquiring securities that would otherwise be acquired for an advisory client.
2.	Initial and Annual Holdings Reports
Covered Employees are required to provide the Firm’s CCO with a complete report of their securities holdings: (1) after the person becomes a Covered Employee (the “Initial Holdings Report”); and (2) every year thereafter (the “Annual Holdings Report”).

A Covered Employee’s Initial Holdings Report is due no later than 10 days after the person becomes a Covered Employee. A Covered Employee’s Annual Holdings Report is due by the end of the first quarter each year. For an Initial Holdings Report, the holdings must be current as of a date not more than 45 days before the employee became a Covered Employee. Annual  Holdings Reports must be current as of a date not more than 45 days before the Covered Employee submits his report.

At least once every twelve months, each Covered Employee must submit the certification set forth at the end of this Code of Ethics and an Annual Holdings Report. The Firm’s CCO will set the date by which this must be done each year.

The Covered Employee’s Initial and Annual Holdings Reports must reflect the current holdings of the Covered Employee and his/her immediate family members. At a minimum, these Reports must include the following information:

•	The title and type of security, and, as applicable, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each security;

•	The name of any broker, dealer or bank with which the Covered Employee maintains an account in which any securities are held; and
•	The date the Covered Employee submitted the report.

2.	Transaction Reports (Account Statements)

In addition to the Initial and Annual Holdings Reports, Covered Employees are required to provide the Firm’s CCO with quarterly reports of all securities transactions in accounts where the Covered Employee or his/her immediate family has a beneficial ownership interest. “Beneficial ownership” refers to a direct or indirect interest (as defined in Rule 16a-1(a)(2) under the Securities Exchange Act of 1934) that is held or shared by a person directly or indirectly (through  any contract, arrangement, understanding, relationship, or otherwise). It generally means the opportunity to profit or share in any profit derived from a transaction in a security, directly or indirectly. A Covered Employee is presumed to have beneficial ownership of any immediate family member’s account.

Covered Employees’ quarterly reports are due no later than 30 days after the end of each calendar quarter.

Duplicate monthly or quarterly account statements and confirmations can be used to satisfy a Covered Employee’s transaction report disclosure requirement. Covered Employees are responsible for disclosing all account information to the Firm’s CCO and for ensuring that duplicate account statements and confirmations are received by the Firm’s CCO at least quarterly.
Covered Employees are also responsible for ensuring that the account statements and confirmations include, at a minimum, all of the following information:

•
The date of each transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, the interest rate and maturity date (if applicable), the number of shares and the principal amount of each security;

•	The nature of the transaction (i.e., purchase, sale, gift or any other type of acquisition or disposition);
•	The price at which each security transaction was effected;
•	The name of the broker, dealer or bank with or through which the transaction was effected; and
•	The date the Covered Employee submitted the report.

The Firm will keep all information obtained from Covered Employees under this Code of Ethics in strict confidence, unless the Firm must disclose it to comply with regulatory obligations. Reports of transactions and other information obtained under this Code of Ethics may be made available to the SEC, any other regulatory or self-regulatory organization or any other civil  or criminal authority or court, to the extent required by law or regulation or to the extent considered appropriate by Firm management. In the event of violations or apparent violations of this Code of Ethics, information may be made available to appropriate management and supervisory personnel of the Firm, the Firm’s legal counsel or auditors, any legal counsel to the above persons and/or any client affected (or the client’s representatives).

3.	Exceptions from Reporting Requirements
This Code of Ethics does not require Covered Employees to submit:

•	Any reports for securities held in accounts over which the Covered Employee had no direct or indirect influence or control;
•	A transaction report for transactions effected pursuant to an automatic investment plan; or
•
A transaction report if the report would duplicate information contained in the broker trade confirmations or account statements that the Firm holds in its records, as long as the Firm receives the confirmations or statements no later than 30 days after the close of the calendar quarter in which the transaction takes place.

4.	Prohibition on Trading Ahead of Clients

Covered Employees or their immediate family members may buy or sell for their personal accounts investment products identical to those considered for or held in accounts of Firm clients after obtaining pre-clearance from the Firm’s CCO. However, it is the Firm’s express policy that no Covered Employee or their immediate family members enter an order to purchase or sell any security prior to a transaction being implemented for an advisory account of a client. In other words, Covered Employees or their immediate family may not “front run” ahead of clients.

5.	Initial Public Offerings and Private Placements

Covered Employees shall not participate in any initial public offerings or limited, private placements without the express pre-clearance and written approval of the Firm’s CCO.

6.	Dealing with Clients

Covered Employees may not borrow money or securities from any Firm client or lend money to any Firm client, unless express written approval is provided by the Firm’s CCO.

7.	CCO Review of Transactions

The CCO will review personal securities transactions and holdings of all Covered Employees periodically, but no less than quarterly to determine whether any transactions prohibited by this Code of Ethics may have occurred.

The Firm reserves the right to require any Covered Employee to reverse, cancel or freeze (at the Covered Employee’s expense) any transaction or position in a specific security that the Firm believes violates its policies or this Code or appears improper.

Any question concerning a Covered Employee’s personal securities trading will be resolved in favor of the interest of clients, even if this is at the expense of the Covered Employee’s interest.

Records will be maintained of all securities bought or sold by the Firm or any related entities and any Covered Employees, and the CCO and/or his designee(s) will review these records on a regular basis.

IV.	Gifts

Giving, receiving or soliciting gifts from clients, brokers or others with whom a
Supervised Person has a business relationship may create an appearance of impropriety or create a potential conflict of interest. The Firm has adopted the policies set forth below to guide Supervised Persons in this area.

A.	Solicitation of Gifts

Supervised Persons are prohibited from soliciting gifts of any size or anything of value under any circumstances either for them or for the Firm. No Supervised Person shall use his or her position with the Firm to obtain anything of value from a client, prospective client, or any entity that does business or seeks to do business with the Firm.

B.	Accepting Gifts

1.	General Limits on Accepting Gifts

On occasion, Supervised Persons may be offered or may receive, without notice, gifts from clients, brokers, vendors or other persons, because of their position within the Firm. Supervised Persons may not accept gifts worth more than $100 unless approved by the CCO (as outlined below). Supervised Persons must decline or return any gifts worth more than $100 not approved by the CCO in order to protect the reputation and integrity of the firm. Supervised Persons may accept gifts of nominal value (i.e., $100 or less), customary business meals, and promotional items (i.e., pens, mugs, t-shirts).

Supervised Persons should not accept gifts sent to their homes or that are excessive in frequency, even if small in value.

Regardless of value, Supervised Persons should not accept gifts, favors, entertainment, special accommodations or other things of material value that could influence their decision- making or give the appearance that they are beholden to an individual or entity. Supervised Persons should not accept gifts that would be embarrassing to either the Supervised Person or the Firm if made public.

Supervised Persons are prohibited from accepting cash gifts or cash equivalents from a client, a prospective client, or any entity that does business with or seeks to do business with the Firm, as cash gifts may be interpreted as inappropriate kickback or bribes.

2.	Reporting and Receiving Firm Approval on Material Gifts

Supervised Persons must report the receipt of any gifts in excess of the de minimis amounts indicated above and must have the pre-approval of the CCO before accepting any such gifts.

Supervised Persons must report to (and get pre-approval from) the CCO the following information before accepting any gift over the $100 de minimis amount:

•	Recipient’s name;

•	Description of the gift or entertainment;
•	Approximate dollar amount of the gift or entertainment;
•	The outside party giving the gift or entertainment;
•	Whether the recipient received other gifts from the giver within the last twelve months, including information on those prior gifts’ value;
•	Relationship of the giver to the Firm and/or its Supervised Persons;
•	Reason the gift or entertainment is given;
•	Supervised Person’s signature and date; and
•	CCO’s comments and approval or objection.

Supervised Persons are not required to report or obtain pre-approval for personal gifts provided that these gifts are not related to the business of the Firm, based on the nature of any preexisting personal relationship between the person giving the gift and the recipient, and whether the giver paid for the gift personally.

C.	Giving Gifts

Supervised Persons may not give gifts with a value in excess of $100 per year to any advisory clients or persons who do business with, regulate, advise or render professional services to the Firm, unless approved by the Firm’s CCO.

Supervised Persons must obtain pre-approval and pre-clearance from the CCO for any gifts in excess of $100. When seeking pre-approval, Supervised Persons should provide the CCO with the same categories of information outlined above for gift acceptance approval.

Supervised Persons must never give gifts that would give the appearance of impropriety, an attempt to improperly influence another or be embarrassing to either the Supervised Person or the Firm if made public, regardless of value.

V.	Communications with the Public

The Firm’s reputation is one of its most valuable assets. The Firm recognizes that its Supervised Persons may be invited or wish to participate in lectures, panel discussions, seminars and media appearances where the Supervised Person may be called upon to provide general investment advice or information about the Firm.

Supervised Persons should be sure that any information or materials disseminated to the public are professional, accurate, balanced, not misleading in any way, and complete. Supervised Persons should obtain approval from the Firm’s CCO before participating in any public forum as a representative of the Firm, or responding to any media inquiries relating to or regarding investing. Supervised Persons who participate in a public forum as representatives of the Firm are prohibited from recommending any specific security, unless that security is currently recommended by the Firm. In situations where a Supervised Person is asked his/her opinion on the investment merits of  a security not currently recommended by the Firm, the Supervised Person should disclose that any opinion given regarding the security is his/her own and not necessarily that of the Firm.

VI.	Outside Business Activities

Supervised Persons are prohibited from engaging in outside business activities that may interfere with their duties with the Firm. Outside business activity includes any  business enterprise, whether for compensation or not, that is outside the scope of the Supervised Person’s duties to the Firm. These activities include, but are not limited to, providing investment advisory or financial services, acting as a proprietor, partner, officer, director, trustee, consultant, employee, agent or having any financial interest in another business or organization. Outside business activity also includes non-compensated positions where a Supervised Person is acting in a fiduciary capacity (e.g., treasurer, power of attorney, charitable trust officer or director for a non-profit company).

Before engaging in any outside business activity, Supervised Persons are required to notify the Firm’s CCO in writing of the outside business activity and receive written approval from the CCO for the outside business activity. Failure to obtain written approval from the Firm’s CCO before engaging in an outside business activity could result in disciplinary action, including termination.

VII.	Disclosure of Conflicts of Interest and Undue Influence

A Covered Employee must not cause or try to cause an advisory client to purchase, sell or hold a security in order to personally benefit a Covered Employee. If a Covered Employee could materially benefit from an investment decision the Covered Employee is recommending for a client, the Covered Employee must fully disclose that beneficial ownership of the security, any derivative securities or the security issuers to the CCO and those Firm employees with authority to make investment decisions for the client. The CCO, in consultation with those Firm employees with authority to make investment decisions for the client, will determine whether the Covered Employee will be restricted in making investment decisions with respect to the subject security.

Supervised Persons must disclose to the CCO any personal interest that might present a conflict of interest or harm the reputation of the Firm.

VIII.	Exceptions from Compliance

Exceptions from compliance with this Code’s provisions will be rarely granted. The CCO will review written requests for exceptions and may grant them on a case-by-case basis if, in his or her judgment and discretion, the requested action will present minimal opportunity for abuse or harm to the Firm.

IX.	Compliance Certification

The Firm’s CCO will provide each Supervised Person with a copy of this Code of Ethics and any material amendments, and all Supervised Persons are required to provide the Firm’s CCO with a written acknowledgement of their receipt of the Code of Ethics and any amendments.

The Firm’s CCO will review this Code of Ethics at least annually and make any necessary amendments. In addition, the Firm’s CCO will review its list of Covered Employees annually to ensure that the list is accurate and up to date.

The Firm’s CCO may also hold periodic orientation or training sessions for new and existing employees to review their obligations under this Code of Ethics. All Firm employees must attend any training sessions and read any applicable materials.

X.	Failure to Comply and Reporting Violations

If the Firm’s CCO (or his or her designee) determines that a Supervised Person has violated the letter or the spirit of this Code of Ethics, the Firm may impose appropriate sanctions. For instance, a Supervised Person may be subject to disciplinary action, up to and including a warning letter or letter of censure, suspension of personal trading privileges, suspension or termination of employment, demotion, fine, civil referral to the SEC or criminal referral if he or she violates any of the provisions of this Code of Ethics. The Firm may also require that the Supervised Person reverse the trades at issue, disgorge any profits and/or absorb any resulting losses.

Any Supervised Person who knows of, or reasonably believes there is, a violation of applicable laws or this Code of Ethics, must report that information immediately to the Firm’s CCO. The reporting Supervised Person may not conduct any preliminary investigations of the suspected violation unless authorized by the Firm’s CCO.

Any Supervised Person who in good faith reports a possible violation of law, regulation, Firm policy, or this Code of Ethics, or any other suspected illegal or unethical behavior is protected from retaliation. Retaliation against a Supervised Person reporting a violation constitutes a violation of this Code of Ethics. Supervised Persons may also choose to report violations anonymously.

A reporting Supervised Person who has violated the law or a provision of this Code will not be protected from the consequences of that violation just because he reported it.

The CCO will provide Supervised Persons with advice (with the assistance of counsel if necessary) concerning the interpretation of this Code of Ethics.
XI.	Recordkeeping

Rule 204-2(a)(12) and (13) of the Advisers Act requires advisors to keep copies of  all relevant material relating to the Code of Ethics. The Firm will therefore maintain: (1) a list of all persons who are, or within the preceding five years have been, Covered Employees; (2) copies of this Code and any amendments thereto or previous versions of the Code and any amendments thereto that were in effect at any time during the past five years; (3) copies of all Firm employees’ written acknowledgements of the Code; (4) copies of all Initial Holdings Reports submitted by Covered Employees; (5) copies of all periodic account statements submitted on behalf of the Firm’s Covered Employees over the past five years; (6) copies of all periodic reviews conducted by CCO personnel of Covered Employees’ holdings and transactions; (7) a record of any violation of the Code and of any action taken as a result of such violation; and (8) a record of any decision, and the reasons supporting the decision, to allow a Covered Employee to buy any security in an initial public offering or limited offering, for at least five years after the end of the fiscal year in which the approval was granted.

Appendix (I)

SAMPLE INITIAL AND ANNUAL CERTIFICATION OF RECEIPT OF AND COMPLIANCE WITH THE  FIRM’S CODE OF ETHICS

I certify that I have received, read, reviewed, and understand Whitford’s Code of Ethics and that I have complied with Whitford’s Code of Ethics in all respects. I acknowledge that I am subject to this Code of Ethics, which requires me to comply with all applicable federal and/or state securities laws.  I agree to abide by this Code of Ethics.

I acknowledge this Code of Ethics and my obligation to abide by it and the corresponding policies and procedures.

I understand that my failure to comply with the Code of Ethics and corresponding policies and procedures will subject me to disciplinary action, including possible termination.

I acknowledge that as of the date indicated below:

1.	I have fully disclosed all securities holdings I or a member of my immediate family beneficially own;
2.
I have reported and obtained pre-clearance for all securities transactions I or an immediate member of my family beneficial own, except for transactions I am not required to report under this Code or for which I have received a written exception from the CCO; and

3.	I have complied with this Code of Ethics in all other respects.

_________________________________________
Signature

_________________________________________
Print Name

__________________
Date